Exhibit 99.1

FSD PHARMA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “FSD”, “we”, “us” or “our” refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on September 30, 2020.

This MD&A for the three and nine months ended September 30, 2020 and 2019 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements, the accompanying notes for three and nine months ended September 30, 2020, and 2019 and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2019. The financial information presented in this MD&A is derived from the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in Canadian dollars except where otherwise indicated.

This MD&A is dated as of November 12, 2020.

FORWARD-LOOKING INFORMATION

The information provided in this MD&A, including information incorporated by reference, may contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of the Company’s experience and perception of historical trends.  Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking  information is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes; the Company’s proposed partnership and joint ventures with, and investments in, other entities; the Company’s expected production capacity; the estimated costs of the Company’s proposed capital projects and future investments; potential proceeds from the exercise of the Company’s outstanding share purchase warrants; actions taken by the Company, or that the Company may take in the future, to adjust its capital structure; the undertaking of clinical research to study the effects of the Company’s products on client health; the outcome of clinical trials related to ultra micro-palmitoylethanolamide (“"ultramicronized-PEA" or "FSD-201"). Readers are cautioned not to place undue reliance on forward-looking information as the Company’s actual results may differ materially from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Company’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; general economic, financial market, regulatory and political conditions in which the Company operates; purchaser interest in the Company’s products; anticipated and unanticipated costs; government regulation of the Company’s activities and products; the timely receipt of any required regulatory approvals; the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Company’s ability to conduct operations in a safe, efficient and effective manner; and the Company’s expansion plans and timeframe for completion of such plans.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the limited operating history of the Company and history of losses; the Company’s ability to continue as a going concern; the highly speculative nature of drug development; the Company’s ability to generate sufficient revenue to be profitable; the Company’s ability to raise the capital necessary for it to execute its strategy; impact of any future recall of the Company’s products; the impact of any negative scientific studies on the effects of micro-PEA; the Company's inability to complete clinical trials and attain the regulatory approvals it needs to commercialize its pharmaceutical products; the Company's product candidates being in the preclinical development stage; the Company's ability to obtain regulatory approval in jurisdictions for any product candidates; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates; results of earlier studies or clinical trials not being predictive of future clinical trials; difficulties enrolling patients in clinical trials; potential side effects, adverse events or other properties or safety risks of pharmaceutical product candidates; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; published clinical trial data may change in future trials; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the U.S. Food and Drug Administration ("FDA") and other government agencies; risks associated with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies; risks inherent in an agricultural business; rising energy costs; the Company’s reliance on key persons; the Company’s compliance with environmental, health and safety laws and regulations; insurance risks; interruptions in the supply chain for key inputs; demand for skilled labour, specialized knowledge, equipment, parts and components; the Company’s ability to manage its growth; the Company’s ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Company not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; risks relating to our status as a foreign private issuer; the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Company’s ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Company’s partners; results of litigation; conflicts of interest between the Company and its directors and officers; payment of dividends; the partial dependence of the Company’s operations on the maintenance and protection of its information technology systems; unforeseen tax and accounting requirements; tax risks related to the Company’s status as a “passive foreign investment company”; changes in government; changes in government policy; failure of counterparties to perform contractual obligations; the Company’s ability to successfully develop new products or find a market for their sale; the Company’s ability to promote and sustain its brands; product liability claims or regulatory actions; reputational risks to third parties with whom the Company does business; the Company’s ability to produce and sell its medical products outside of Canada; co-investment risks; failure to comply with laws and regulations; the Company’s reliance on its own market research and forecasts; competition from synthetic production and new technologies; the Company’s ability to transport its products; liability arising from any fraudulent or illegal activity; product liability lawsuits; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; loss of single-source suppliers; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Company's products; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Company's patents and other intellectual property; invalidity or unenforceability of patents; claims regarding wrongfully use or disclosed confidential information of third parties; inability to protect intellectual property rights around the world; the Company’s dual class share structure; that additional issuances of the Company’s shares could have a significant dilutive effect; public health crises; and other factors beyond the Company’s control.

The Company cautions that the foregoing list of important factors is not exhaustive. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should carefully consider the matters discussed under “Risks Factors” in our Annual Information Form for the year ended December 31, 2019, Short Form Base Shelf Prospectus dated June 16, 2020 and Prospectus Supplement dated October 16, 2020.

The forward-looking statements contained or incorporated by reference in this MD&A are made as of the date of this MD&A or as otherwise specified. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." Our head office is at 100 King St. West, Suite 3400, Toronto, Ontario, Canada. M5X 1A4. Our registered office is at 1 Rossland Road West, Suite 202, Ajax, Ontario, Canada, M5C 1P1.

The Company is a clinical-stage biotechnology company that is focused on bioscience, including research and development ("R&D") and clinical development of synthetic cannabinoid based treatments of certain disease conditions with an aim to improve patient outcomes. Our goal is for these compounds to ultimately be approved by the FDA and other international regulatory agencies as prescription medications.

As of the date hereof, the Company currently has two material subsidiaries: (i) Prismic Pharmaceuticals Inc. (“Prismic”), which is wholly-owned by the Company and incorporated under the laws of the State of Arizona; and (ii) FV Pharma Inc. ("FV Pharma"), which is wholly-owned by the Company and incorporated pursuant to the OBCA. References herein to FSD Pharma’s Bioscience division includes Prismic.

The Company is not engaged in cannabis-related activities.

FSD Pharma Bioscience

FSD Pharma Bioscience intends to leverage pharmaceutical synthetic compounds that target the endocannabinoid system of the human body, with a focus on pharmaceutical development through review and approval by the U.S. Food and Drug Administration (the "FDA") and other international regulatory agencies. The specific mechanisms of action of the various compounds is not yet fully understood, but it is likely that they work by mimicking the effects of the body's own cannabinoids, or endocannabinoids. The discovery of endocannabinoids – neurotransmitters, neuromodulators, and specialized receptors that the body produces autonomously and naturally − and of cannabinoid receptors in the brain and central nervous system, the peripheral nervous system, the body's immune system, and the gastrointestinal and genitourinary tracts, provided the basis for the belief these compounds may play an important medical role in impacting inflammation and disordered homeostasis in humans.

Endocannabinoids and their receptors play pivotal roles in the body's health and in many disease processes. In recent years, there has been considerable interest in cannabinoids for the treatment of human disease, through modulation of the endocannabinoid system. Scientific research since the 1960s shows that the endocannabinoid system may play a role in the management of many medical conditions and chronic diseases.

Through the Prismic transaction, the Company acquired an exclusive, worldwide (excluding Italy and Spain) license to exploit for pharmaceutical purposes patents and other intellectual property rights to ultra micro-palmitoylethanolamide ("PEA") owned by Epitech Group SpA (“Epitech”). PEA is a naturally occurring substance that is produced within the body in response to inflammation and interacts with endocannabinoid receptors throughout the body, including the central nervous system. FSD is currently seeking to advance pharmaceutical development programs centered on FSD201 ultra micro-PEA that meet one or more selected criteria. All efforts are intended to be founded on a biologic plausibility of an efficacious effect with a high safety profile.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for FSD201 and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of micro-PEA. Ultra-micro PEA is currently being dispensed in Italy and Spain as a prescription based medical food supplement since 2004.

The Company received permission from FDA in June 2020 to submit an Investigational New Drug Application for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

The Company submitted to the FDA a New Drug Application for the use of FSD201 in August 2020.

In September 2020, the Company received authorization from FDA to initiate Phase 2 study for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

The FSD201 COVID-19 study will be randomized, controlled, double-blind, multicenter study, conducted at 25-30 sites in North America to assess the efficacy and safety of FSD201 dosed at 600mg or 1200 mg twice-daily, together with standard of care (“SOC”) compared to SOC alone in hospitalized patients with documented COVID-19 disease.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing FSD201 for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Epitech License Agreement

On January 8, 2020, the Company entered into an amended and restated license agreement with Epitech (the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Company an exclusive, worldwide license (excluding Italy and Spain where the Company is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. The Epitech License also gives FSD the right to use the Licensed IP (as defined in the Epitech License) in the development of a prescription drug for the treatment of the cytokine storm associated with COVID-19. In addition, under the terms of the Epitech License, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Company has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Company exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. The FSD-201 COVID-19 Trials are subject to such requirements. Finally, the Epitech License provides the Company with a nonexclusive license to use Epitech's scientific and technical know-how with respect to ultramicronized-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Company is required to make payments to Epitech upon the achievement of specified milestones. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of US$700,000 is due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company is required to pay the non-refundable sum of US$1,000,000 to Epitech.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Company; (b) 25% of the royalties received by the Company from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Company is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Cannabis Licenses

The Company held three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes Licence (collectively, the "Licenses").

On July 30, 2020, the Company announced that it has notified Health Canada of the Company’s decision to forfeit the licenses of FV Pharma and suspend all activities by FV Pharma within 30 days. As at September 30, 2020, the Company has ended all activities of FV Pharma and has surrendered its Licenses. The Company has actively been in the process of liquidating all of FV Pharma's assets, including the sale of its Facility and/or the adjacent real estate.

The Facility

FV Pharma's facility is located at located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). FV Pharma acquired the Facility in November 2017. The Facility hosts an existing 620,000 square feet of building space.

As of the date hereof, the Company has no contractual arrangements and has no commitments for capital expenditures with respect to the Facility. The Company owns the 70-acre property on which the Facility is located (the "Facility Property").

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business operated through FSD Pharma Bioscience and Prismic. The Company is actively exploring a sale of the Facility and/or the Facility Property. Subsequent to September 30, 2020,  FV Pharma has entered into a conditional agreement for the sale of FV Pharma’s underlying real estate, including the facility located in Cobourg, subject to the completion of due diligence by the prospective purchaser and other customary closing conditions. See further discussion below under "Discontinued Operations".

IMPACT OF COVID-19

During the three and nine months ended September 30, 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of COVID-19. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of COVID-19 and the actions required to contain COVID-19 or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions and measures recommended by public health authorities. It is not possible to reliably estimate the length and severity of these developments and any resulting impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In order to mitigate the impact of COVID-19 the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. During the three months ended September 30, 2020, the Company forfeited the licenses of FV Pharma and ceased all other operational activities of FV Pharma. The impact of COVID-19 did not have a material impact on the financial results for the three and nine months ended September 30, 2020.

DISCONTINUED OPERATIONS

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and has initiated the process to sell its Cobourg facility and exit the medical cannabis industry. The Company expects that the sale of the facility will be completed within the next six months and is actively marketing the facility for sale.

Assets held for sale consists of the Cobourg facility. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Cobourg facility are reported as discontinued operations for the three months and nine months ended September 30, 2020 and 2019.

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the disposal group resulting in recognition of the resulting group at carrying value.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected interim financial information for the three and nine months ended September 30, 2020 and 2019:

	For the three months ended September 30,			For the nine months ended September 30,
	2020		2019	2020		2019
			[restated]			[restated]
	$		$	$		$
General and administrative		3,734,788	3,044,731		10,281,452	7,967,714
External research and development fees		4,668,253	—		7,147,198	—
Share-based payments		6,870,177	6,793,614		10,417,063	12,225,360
Depreciation and amortization		1,285,169	1,280,951		3,898,047	1,280,951
Legal provision		928,541	—		928,541	—
Impairment of right-of-use asset		—	—		119,447	—
Total operating expenses		17,486,928	11,119,296		32,791,748	21,474,025
Net loss from continuing operations		(16,486,272)	(14,710,703)		(32,550,955)	(29,985,166)
Net loss from discontinued operations		(1,548,110)	(2,251,304)		(3,899,292)	(4,964,393)
Net loss for the period		(18,034,382)	(16,962,007)		(36,450,247)	(34,949,559)

OVERALL FINANCIAL PERFORMANCE

Three and nine months ended September 30, 2020

For the three and nine months ended September 30, 2020, general and administrative expenses were $3,734,788 and $10,281,452, respectively, compared to $3,044,731 and $7,967,714 for the comparative periods in the prior year. This represents an increase of $690,057 or 23% for the three months ended September 30, 2020 and an increase of $2,313,738 or 29% for the nine months ended September 30, 2020, compared to the equivalent periods in the prior year. The increase for the three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019 is primarily related to expanded operations associated with the acquisition of Prismic in June 2019 and higher professional fees and insurance expense as a result of the NASDAQ listing in January 2020.

For the three and nine months ended September 30, 2020, external research and development fees were $4,668,253 and $7,147,198, respectively, compared to $nil and $nil for the three and nine months ended September 30, 2019, representing an increase of $4,668,253 or 100% for the three months ended September 30, 2020 and an increase of $7,147,198 or 100% for the nine months ended September 30, 2020. The increase is related to expenses incurred for the research and development of PEA, for Phase 1 Safety and Tolerability testing, FDA IND Application and COVID-19 study.

For the three and nine months ended September 30, 2020, share-based payments expense was $6,870,177 and $10,417,063, respectively, compared to $6,793,614 and $12,225,360 for the three and nine months ended September 30, 2019. This represents an increase of $76,563 or 1% and decrease of $1,808,297 or 15% for the three and nine months ended September 30, 2020, compared to the equivalent periods in the prior year. The decrease in share-based payments is due to the variability in the number of options granted, vesting periods of the options, the grant date fair values and one time share-based payments approved by the Board of Directors as compensation.

For the three and nine months ended September 30, 2020, depreciation and amortization was $1,285,169 and $3,898,047, respectively, compared to $1,280,951 and $1,280,951 for the three and nine months ended September 30, 2019. This represents an increase of $4,218 or 0% and $2,617,096 or 204% for the three and nine months ended September 30, 2020, compared to the equivalent periods in the prior year. Depreciation and amortization is primarily related to the amortization of intangibles acquired on acquisition of Prismic on June 29, 2019.

For the three and nine months ended September 30, 2020, the legal provision was $928,541 and $928,541, respectively, compared to $nil and $nil for the three and nine months ended September 30, 2019. This represents an increase of $928,541 or 100% for the three and nine months ended September 30, 2020, compared to the equivalent periods in the prior year. The legal provision is related to the class action proceeding against the Company.

For the three and nine months ended September 30, 2020, impairment of right-of-use asset was $nil and $119,447, respectively, compared to $nil and $nil for the three and nine months ended September 30, 2019. The increase is due to the impairment of the right-of-use asset related to an office lease. As of March 31, 2020, the Company did not occupy the leased premise and has been unsuccessful in subleasing the space. The Company recognized an impairment loss of $119,447 for the nine months ended September 30, 2020 resulting in right-of-use asset balance of $nil as at September 30, 2020.

For the three and nine months ended September 30, 2020, net loss was $18,034,382 and $36,450,247, respectively, compared to $16,962,007 and $34,949,559 for the three and nine months ended September 30, 2019. Net loss for the three and nine months ended September 30, 2020 is comprised of net loss from continuing operations of $16,486,272 and $32,550,955 and net loss from discontinued operations of $1,548,110 and $3,899,292, respectively, compared to net loss from continuing operations of $14,710,703 and $29,985,166 and net loss from discontinued operations of $2,251,304 and $4,964,393 for the three and nine months ended September 30, 2019.

	As at September 30,	As at December 31,
	2020	2019		Change
	$	$		$	%
Cash	18,660,730		7,932,737	10,727,993	135%
Total assets	56,202,793		57,447,463	(1,244,670)	-2%
Total liabilities	13,641,023		9,225,376	4,415,647	48%

The Company concluded the nine months ended September 30, 2020 with cash of $18,660,730 (December 31, 2019 – $7,932,737).

Cash used in operating activities for the nine months ended September 30, 2020 was $19,087,809 compared to $14,247,601 for the nine months ended September 30, 2019.

Cash provided by investing activities for the nine months ended September 30, 2020 was $8,658,948 compared to cash used in investing activities of $329,641 for the nine months ended September 30, 2019. The change is primarily due to proceeds of $8,610,275 from the sale of investments and $48,673 from sale of equipment during the nine months ended September 30, 2020 compared to $331,970 used to purchase equipment for the nine months ending September 30, 2019.

Cash provided by financing activities for the nine months September 30, 2020 was $21,156,854 compared to cash provided by financing activities of $694,008 for the nine months ended September 30, 2019. The increase is primarily due to proceeds of $21,906,270 from issuance of shares, $79,155 from exercise of stock options, offset by $789,748 repayment of notes payable and $38,823 repayment of lease obligation during the nine months ended September 30, 2020, compared to proceeds of $736,163 from the exercise of stock options and warrants offset by repayment of lease obligation of $42,155 during the nine months ended September 30, 2019.

RESULTS OF OPERATIONS

The following table outlines our consolidated statements of loss for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,						Nine months ended September 30,
	2020		2019 [Restated]		Change		2020		2019 [Restated]		Change
	$		$		$	%	$		$		$	%

Expenses
General and administrative		3,734,788		3,044,731	690,057	23%		10,281,452		7,967,714	2,313,738	29%
External research and development fees		4,668,253		—	4,668,253	100%		7,147,198		—	7,147,198	100%
Share-based payments		6,870,177		6,793,614	76,563	1%		10,417,063		12,225,360	(1,808,297)	-15%
Depreciation and amortization		1,285,169		1,280,951	4,218	0%		3,898,047		1,280,951	2,617,096	204%
Legal provision		928,541		—	928,541	100%		928,541		—	928,541	100%
Impairment of right-of-use asset		—		—	-	100%		119,447		—	119,447	100%
Total operating expenses		17,486,928		11,119,296	6,367,632	57%		32,791,748		21,474,025	11,317,723	53%

Loss from continuing operations		(17,486,928)		(11,119,296)	(6,367,632)	57%		(32,791,748)		(21,474,025)	(11,317,723)	53%

Other income (loss)		30,793		(3,150)	33,943	-1078%		(4,902)		(3,150)	(1,752)	56%
Finance expense		81,054		95,862	(14,808)	-15%		269,326		95,862	173,464	181%
Gain on settlement of financial liability		(290,866)		—	(290,866)	100%		(344,580)		—	(344,580)	100%
Loss (gain) on change in fair value of warrants and derivative liability		(894,249)		1,365,597	(2,259,846)	-165%		(1,737,550)		3,122,035	(4,859,585)	-156%
Loss on changes in fair value of investments		72,612		2,133,098	(2,060,486)	-97%		1,576,913		5,296,394	(3,719,481)	-70%
Net loss from continuing operations		(16,486,272)		(14,710,703)	(1,775,569)	12%		(32,550,955)		(29,985,166)	(2,565,789)	9%

Net loss from discontinued operations		(1,548,110)		(2,251,304)	703,194	-31%		(3,899,292)		(4,964,393)	1,065,101	-21%
Net loss for the period		(18,034,382)		(16,962,007)	(1,072,375)	6%		(36,450,247)		(34,949,559)	(1,500,688)	4%

REVIEW OF CONTINUING OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

General and administrative

General and administrative expenses for the three and nine months ended September 30, 2020 and 2019 are comprised of:

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
Professional fees		1,349,964		1,568,645	(218,681)	-14%		2,971,990		2,855,342	116,648	4%
General office, insurance and adminsitration expenditures		1,259,176		1,134,059	125,117	11%		3,613,472		1,736,513	1,876,959	108%
Consulting fees		407,806		484,000	(76,194)	-16%		1,781,442		1,635,242	146,200	9%
Salaries, wages and benefits		954,870		431,260	523,610	121%		2,237,188		1,877,187	360,001	19%
Stock promotion		90,025		436,797	(346,772)	-79%		647,765		2,456,519	(1,808,754)	-74%
Building and facility costs		209,357		88,941	120,416	135%		470,769		854,173	(383,404)	-45%
Foreign exchange loss		122,347		—	122,347	100%		167,350		—	167,350	100%
		4,393,545		4,143,702	249,843	6%		11,889,976		11,414,976	475,000	4%
Allocated to:
Continuing operations		3,734,788		3,044,731	690,057	23%		10,281,452		7,967,714	2,313,738	29%
Discontinued operations		658,757		1,098,971	(440,214)	-40%		1,608,524		3,447,262	(1,838,738)	-53%

Professional fees
	For the three months ended September 30,						For the nine months ended September 30,
		2020		2019	Change			2020		2019	Change
	$		$		$	%	$		$		$	%
Professional fees		1,349,964		1,568,645	(218,681)	-14%		2,971,990		2,855,342	116,648	4%

Professional fees decreased from $1,568,645 to $1,349,964 or 14% for the three months ended September 30, 2020 compared to the equivalent period in the prior year. The decrease is primarily due to higher fees incurred for the three months ended September 30, 2019 related to the Prismic acquisition. Professional fees increased from $2,855,342 to $2,971,990 or 4% for the nine months ended September 30, 2020, compared to the equivalent period in the prior year. The increase is related to legal fees incurred related to the NASDAQ listing in January 2020, increase in audit fees and other legal fees related to general corporate matters. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three and nine months ended September 30, 2020 and 2019 are comprised of the following:

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
Insurance, shareholders and public company costs		719,515		266,165	453,350	170%		2,244,584		366,267	1,878,317	513%
Travel, meals and entertainment		140,165		294,167	(154,002)	-52%		527,795		539,344	(11,549)	-2%
Office and general administrative		399,496		573,727	(174,231)	-30%		841,093		830,902	10,191	1%
General office, insurance and adminsitration expenditures		1,259,176		1,134,059	125,117	11%		3,613,472		1,736,513	1,876,959	108%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs increased from $266,165 to $719,515 or 170% and from $366,267 to $2,244,584 or 513% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. The increase is primarily due to higher insurance costs associated with being a NASDAQ listed entity as of January 9, 2020.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $294,167 to $140,165 or 52% and $539,344 to $527,795 or 2% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. The decrease is due to the impact of travel restrictions related to COVID-19 in 2020.

Office and general administrative

Office and general administrative expenses decreased from $573,727 to $399,496 or 30% and increased from $830,902 to $841,093 or 1% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. The decrease for the three months ended September 30, 2020, compared to the equivalent period in the prior year is due to the impact of COVID-19 and reduction in operations of FV Pharma. The increase for the nine months ended September 30, 2020 compared to the equivalent period in the prior year is related to the growth of the BioScience operations and administrative costs incurred related to the research and development of PEA and ongoing clinical trials as the Company is focused on the growth of the operations.

Consulting fees

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
Consulting fees		407,806		484,000	(76,194)	-16%		1,781,442		1,635,242	146,200	9%

Consulting fees decreased from $484,000 to $407,806 or 16% and increased from $1,635,242 to $1,781,442 or 9% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
Salaries, wages and benefits		954,870		431,260	523,610	121%		2,237,188		1,877,187	360,001	19%

Salaries, wages and benefits expenses increased from $431,260 to $954,870 or 121% and $1,877,187 to $2,237,188 or 19% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. The increase is primarily due to key management hired as salaried employees in January 2020 and severance payments to FV Pharma employees terminated as result of the discontinuance of FV Pharma operations.

Stock promotion

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
Stock promotion		90,025		436,797	(346,772)	-79%		647,765		2,456,519	(1,808,754)	-74%

Stock promotion expenses decreased from $436,797 to $90,025 or 79% and $2,456,519 to $647,765 or 74% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. The decrease is primarily related to lower spending on stock promotion and marketing during the three and nine months ended September 30, 2020.

Building and facility costs

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
Building and facility costs		209,357		88,941	120,416	135%		470,769		854,173	(383,404)	-45%

Building and facility costs increased from $88,941 to a $209,357 or 135% and decreased from $854,173 to $470,769 or 45% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities that were capitalized as part of biological assets and inventory for the three and nine months ended September 30, 2019. The increase for the three months ended September 30, 2020 compared to the equivalent period in the prior year is due to no capitalization to biological assets and inventory as the Company has ceased all FV Pharma operations.

Foreign exchange loss

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
Foreign exchange loss		122,347		-	122,347	100%		167,350		-	167,350	100%

Foreign exchange loss increased from $nil to $122,347 or 100% and $nil to $167,350 or 100% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. The primary reason for the foreign exchange fluctuations is due to the Company raising funds from the sale of shares in US dollars and incurring research and development costs in US dollars in fiscal 2020.

External research and development fees

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
External research and development fees		4,668,253		-	4,668,253	100%		7,147,198		-	7,147,198	100%

External research and development fees increased from $nil to $4,668,253 or 100% and $nil to $7,147,198 or 100% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. The increase is related to expenses incurred for the research and development of PEA, for Phase 1 Safety and Tolerability testing, FDA IND Application and COVID-19 study, which all commenced in 2020.

Share-based payments

	For the three months ended September 30,					For the nine months ended September 30,
	2020		2019	Change		2020		2019	Change
			[Restated]					[Restated]
	$		$	$	%	$		$	$	%
Share-based payments		6,870,177	6,793,614	76,563	1%		10,417,063	12,225,360	(1,808,297)	-15%

Share-based payments increased from $6,793,614 to $6,870,177 or 1% and decreased from $12,225,360 to $10,417,063 or 15% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. The decrease in share-based payments is due to the variability in the number of options granted, vesting periods of the options, the grant date fair values and one time share-based payments approved by the Board of Directors as compensation.

Depreciation and amortization

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
Depreciation and amortization		1,285,169		1,280,951	4,218	0%		3,898,047		1,280,951	2,617,096	204%

Depreciation and amortization increased from $1,280,951 to $1,285,169 or 0% and from $1,280,951 to $3,898,047 or 204% for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior year. The increase is primarily due to amortization on the intangible asset recognized on the acquisition of Prismic on June 29, 2019 for nine months in 2020 compared to three months in 2019.

Legal provision

On February 22, 2019, a shareholder in FSD commenced a proposed class action proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Company made statements containing misrepresentations related to the build-out of the Company’s Cobourg facility.

Subsequent to September 30, 2020 the Company entered into a definitive settlement agreement, subject to court certification and other customary conditions. The Company entered into the settlement agreement in order to avoid the expense, burden and inconvenience associated with the continuance of the Settled Action. In entering into the Settlement Agreement, the Company made no admissions of liability whatsoever. The Settlement Agreement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action.

The Company has therefore recognized as at and for the three and nine months ended September 30, 2020 a provision for legal liability of $5.5M, a receivable for $4.57M to be recovered through the Company’s insurance policy and a legal provision expense of $928,541.

Impairment of right-of-use asset

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
Impairment of right-of-use asset		-		-	-	N/A		119,447		-	119,447	100%

For the three and nine months ended September 30, 2020, impairment of right-of-use asset was $nil and $119,447, respectively, compared to $nil and $nil for the three and nine months ended September 30, 2019. The increase is due to the impairment of the right-of-use asset related to an office lease. As of March 31, 2020, the Company did not occupy the leased premise and has been unsuccessful in subleasing the space. The Company recognized an impairment loss of $119,447 for the nine months ended September 30, 2020 resulting in right-of-use asset balance of $nil as at September 30, 2020.

Finance expense

For the three and nine months ended September 30, 2020, finance expense was $81,054 and $269,326, respectively, compared to $95,862 and $95,862 for the three and nine months ended September 30, 2020. Finance expense is primarily comprised of interest on notes payable assumed on acquisition of Prismic Pharmaceuticals in June 2019. The increase for the nine months ended September 30, 2020, compared to the equivalent period in the prior year is due to nine months of interest recorded in 2020 compared to three months in 2019.

Gain on settlement of financial liability

For the nine months ended September 30, 2020 the gain on settlement of financial liability is due to the settlement of Prismic notes. The Company settled $300,924 of notes payable for Class B common shares with a fair value of $247,210 and notes payable with a carrying value of $1,080,614 in exchange for $789,478 of cash. The difference between the carrying value and the consideration given was recorded as gain on settlement of liability.

Loss (gain) on change in fair value of warrants and derivative liability

For the three months ended September 30, 2020, the Company issued warrants as part of private placement that did not meet the IFRS criteria for equity instruments and were accounted for as a derivative liability. The derivative liability was remeasured at fair value on September 30, 2020 with a gain on change in fair value of $894,249.

In addition, during the nine months ended September 30, 2020, the Company recognized a gain on change in fair value of derivative liability of $843,301 related to the settlement of Solarvest BioEnergy Inc. derivative liability with the issuance of 225,371 Class B Common Shares on February 4, 2020.

For the three and nine months ended September 30, 2019, the Company recognized a loss on change in fair value of derivative liability of $1,365,597 and $3,122,035, respectively. The derivative liabilities were related to investments in Solarvest BioEnergy Inc. and Pharmadrug Inc.

Loss (gain) on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates.

Entity	Instrument	Balance at December 31, 2019		Change in fair value through profit or loss		Proceeds from sale		Balance at September 30, 2020
		$		$		$		$
Pharmadrug Inc.	Shares		339,060		527,723		(866,783)		—
Cannara Biotech Inc.	Shares		9,069,038		(1,325,546)		(7,743,492)		—
Clover Cannastrip	Shares		—		—		—		—
HUGE Shops	Shares		760,868		(319,718)		—		441,150
SciCann Therapeutics	Shares		712,248		(37,095)		—		675,153
Solarvest BioEnergy Inc.	Shares		435,000		(180,000)		—		255,000
Solarvest BioEnergy Inc.	Warrants		116,650		(98,277)		—		18,373
Solarvest BioEnergy Inc.	Convertible debenture		348,000		(144,000)		—		204,000
			11,780,864		(1,576,913)		(8,610,275)		1,593,676

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

The following table outlines our net loss from discontinued operations for the three and nine months ended September 30, 2020 and 2019:

	For the three months ended September 30,				For the nine months ended September 30,
	2020		2019		2020		2019
	$		$		$		$

Revenue		7,682		488		19,293		488

Cost of revenue		262,443		849,950		1,371,806		849,950
Gross loss before fair value adjustments		(254,761)		(849,462)		(1,352,513)		(849,462)
Fair value adjustments on inventory sold		—		—		(1,256)		—
Unrealized loss on changes in fair value of biological assets		—		132,966		221,835		308,490
Gross loss		(254,761)		(982,428)		(1,573,092)		(1,157,952)

Expenses
General and administrative		658,757		1,098,971		1,608,524		3,447,262
Depreciation and amortization		—		179,072		120,085		405,347
Impairment of property, plant and equipment		515,052		—		515,052		—
Total operating expenses		1,173,809		1,278,043		2,243,661		3,852,609

Loss from discontinued operations		(1,428,570)		(2,260,471)		(3,816,753)		(5,010,561)

Other income		(13,833)		(9,167)		(50,834)		(46,168)
Loss on sale of equipment		133,373		—		133,373		—
Net loss from discontinued operations		(1,548,110)		(2,251,304)		(3,899,292)		(4,964,393)

Revenue

Revenue was $7,682 and $19,293 from discontinued operations for the three and nine months ended September 30, 2020 compared to $488 and $488 for the equivalent periods in the prior year. The increase is due to the sale of cannabis which did not commence until August 2019.

Cost of revenue

For the three and nine months ended September 30, 2020, cost of revenue from discontinued operations was $262,443 and $1,371,806, respectively, compared to $849,950 for the three and nine months ended September 30, 2019. The decrease for the three months ended September 30, 2020 compared to the equivalent period in the prior year is primarily due to FV Pharma forfeiting its licenses and ceasing all operations at the end of July 2020. The increase in cost of revenue from discontinued operations for the nine months ended September 30, 2020 compared to the equivalent period in the prior year is primarily related to the sale of cannabis which did not commence until August 2019. The Company obtained its sales license on June 21, 2019. Cost of revenue includes the cost of inventory sold, production costs expensed and impairment charges. Direct and indirect production costs include labor, processing, testing, packaging, quality assurance, security, inventory, shipping, depreciation of production equipment, production management and other related expenses.

Unrealized loss on changes in fair value of biological assets

Loss on change in fair value of biological assets for the three and nine months ended September 30, 2020 was $nil and $221,835 compared to the loss from change in fair value of biological assets for the three and nine months ended September 30, 2019 of $132,966 and $308,490. As of September 30, 2020, the Company did not have any biological assets.

General and administrative

	For the three months ended September 30,						For the nine months ended September 30,
	2020		2019		Change		2020		2019		Change
	$		$		$	%	$		$		$	%
General office and administration		331,212		683,229	(352,017)	-52%		591,707		820,361	(228,654)	-28%
Salaries, wages and benefits		118,189		326,801	(208,612)	-64%		546,049		1,772,728	(1,226,679)	-69%
Building and facility costs		209,356		88,941	120,415	135%		470,768		854,173	(383,405)	-45%
		658,757		1,098,971	(440,214)	-40%		1,608,524		3,447,262	(1,838,738)	-53%

General and administrative expenses from discontinued operations decreased from $1,098,971 and $3,447,262 to $658,757 and $1,608,524 for the three and nine months ended September 30, 2020, respectively, compared to the equivalent periods in the prior years. The primary reason for the decrease is the discontinuance of FV Pharma operations.

Impairment of property, plant and equipment

Impairment of property, plant and equipment from discontinued operations for the three and nine months ended September 30, 2020, is $515,052 and $515,502. The impairment is related to the write down of equipment as a result of FV Pharma surrendering its cannabis license in September 2020.

Loss on sale of equipment

During the three months ended September 30, 2020, FV Pharma sold certain equipment and recognized a loss of $133,373 on the sale.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing October 1, 2018 and ending September 30, 2020. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2019 and the unaudited consolidated financial statements for the period ended September 30, 2020. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2019 and the unaudited financial statements for the period ended September 30, 2020. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	September 30, 2020		June 30, 2020		March 31, 2020		December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019		December 31, 2018		September 30, 2018
	$		$		$		$	$	$	$		$		$
							[restated]	[restated]	[restated]
Other income (loss)		(30,793)		17,614		18,081	51,535	(3,150)	—		—		—		—
Net loss for the period		(18,034,382)		(5,971,665)		(12,444,200)	(17,063,627)	(16,962,007)	(15,690,266)		(2,297,286)		(20,898,074)		3,857,181
Net loss per share - basic		(1.42)		(0.66)		(1.53)	(2.16)	(2.24)	(2.24)		(0.33)		(3.05)		0.58
Net loss per share - diluted		(1.42)		(0.66)		(1.53)	(2.16)	(2.24)	(2.24)		(0.33)		(3.05)		0.50

Other income (loss)

Prior to the three months ended March 31, 2020, other income earned was from subleasing an unused portion of its Cobourg facility to unrelated third parties. During the three and nine months ended September 30, 2020, other income earned was related to interest income and other loss was related to collectability of interest income earned for the nine months ended September 30, 2020, that were determined to be a loss for the period ended September 30, 2020. Other income from discounted operations are presented part of net (loss) income.

Restatement of comparative figures and key metrics

In preparation of the September 30, 2020 condensed consolidated interim financial statements, certain errors to the previously issued September 30, 2019 condensed consolidated interim financial statements were identified by management. The errors related to errors in the application of accounting for stock-based compensation, investments, and derivative liability.

The errors have been corrected by restating each of the affected financial statement line items for the three and nine months ended September 30, 2019 as follows:

Statement of Loss and Comprehensive Loss					For the three months ended September 30, 2019
	As previously reported		Adjustments		As revised
	$		$		$
Share-based payments		6,205,323		588,291	6,793,614
Loss on change in fair value of derivative liability		1,700,000		(334,403)	1,365,597
Loss on changes in fair value of investments		2,075,717		57,381	2,133,098
Net loss for the period		(16,650,738)		(311,269)	(16,962,007)

Statement of Loss and Comprehensive Loss					For the nine months ended September 30, 2019
	As previously reported		Adjustments		As revised
	$		$		$
Share-based payments		11,891,380		333,980	12,225,360
Loss on change in fair value of derivative liability		1,700,000		1,422,035	3,122,035
Loss on changes in fair value of investments		5,296,394		—	5,296,394
Net loss for the period		(33,193,544)		(1,756,015)	(34,949,559)

The restatements were all non-cash and did not have any impact on cash used in operations, cash provided by (used in) investment activities and cash provided by financing activities.

As a result of the restatement to the three and nine months ended September 30, 2019, three months ended December 31, 2019 were also restated.

The errors have been corrected by restating each of the affected financial statement line items for the three months ended December 31, 2019 as follows:

Statement of Loss and Comprehensive Loss					For the three months ended December 31, 2019
	As previously reported		Adjustments		As revised
	$		$		$
Share-based payments		4,169,939		(333,980)	3,835,959
Loss on change in fair value of derivative liability		1,868,305		(1,422,035)	446,270
Net loss for the period		(18,819,642)		(1,756,015)	(17,063,627)

The restatements above did not have any impact on the December 31, 2019 audited consolidated financial statements.

FINANCIAL POSITION

	As at	As at
	September 30,	December 31,	Change
	2020	2019	$	%
ASSETS
Current
Cash	18,660,730	7,932,737	10,727,993	135%
Other receivables	4,726,545	2,070,055	2,656,490	128%
Prepaid expenses and deposits	1,127,506	430,381	697,125	162%
Inventories	—	942,939	(942,939)	-100%
	24,514,781	11,376,112	13,138,669	115%
Assets held for sale	10,963,208	—	10,963,208	100%
	35,477,989	11,376,112	24,101,877	212%

Non-current
Investments	1,593,676	11,780,864	(10,187,188)	-86%
Right-of-use asset, net	—	127,410	(127,410)	-100%
Property, plant and equipment, net	—	11,804,145	(11,804,145)	-100%
Intangible assets, net	19,131,128	22,358,932	(3,227,804)	-14%
	20,724,804	46,071,351	(25,346,547)	-55%

Total assets	56,202,793	57,447,463	(1,244,670)	-2%

LIABILITIES
Current
Trade and other payables	3,290,037	4,467,826	(1,177,789)	-26%
Lease obligations	58,705	56,207	2,498	4%
Derivative liability	—	2,646,269	(2,646,269)	-100%
Warrants liability	3,477,581	—	3,477,581	100%
Legal liability	5,500,000	—	5,500,000	100%
Notes payable	1,202,105	1,908,412	(706,307)	-37%
	13,528,428	9,078,714	4,449,714	49%

Non-current
Lease obligations	112,595	146,662	(34,067)	-23%
Total liabilities	13,641,023	9,225,376	4,415,647	48%

SHAREHOLDERS' EQUITY
Class A share capital	201,500	201,500	—	0%
Class B share capital	126,884,138	97,815,149	29,068,989	30%
Warrant reserve	5,748,629	5,745,034	3,595	0%
Contributed surplus	24,279,156	23,091,099	1,188,057	5%
Foreign exchange translation reserve	416,599	(112,690)	529,289	-470%
Accumulated deficit	(114,968,252)	(78,518,005)	(36,450,247)	46%
Total shareholders' equity	42,561,770	48,222,087	(5,660,317)	-12%
Total liabilities and shareholders' equity	56,202,793	57,447,463	(1,244,670)	-2%

Assets

Current assets

Current assets increased by $13,138,669 or 115%, primarily due to increase in cash of $10,727,993, other receivables $2,656,490 and prepaid expenses of $697,125 offset by decrease in inventories of $942,939.

Cash increased by $10,727,993 or 135% primarily due to cash from financing activities offset by cash used in operations.

Other receivables increased by $2,656,490 or 128% primarily due to $4,571,459 receivable from insurance offset by $1,400,000 HST received.

Prepaid expenses and deposits increased by $697,125 or 162% due to additional requirement related to directors’ and officers’ insurance for NASDAQ listed companies which was offset amortization of prepaid expenditures.

Non-current assets

Intangible assets decreased by $3,227,804 or 14% primarily due to amortization expense for the nine months ended September 30, 2020.

Property, plant and equipment decreased by $11,804,145 or 100%, due to classification as assets held for sale.

Investments decreased by $10,187,188 or 86%, due to the sale of the investment in Cannara Biotech Inc. for proceeds of $7,743,492, the sale of Pharmadrug Inc. shares for proceeds of $866,783 and a loss due to change in fair value of $1,576,913.

Assets Held for Sale

Assets held for sale consists of the Cobourg facility. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Assets held for sale as at September 30, 2020 consisted of the following:

$
Property and plant	10,963,208

Liabilities

Current liabilities

Trade and other payables decreased by $1,177,789 or 26%, primarily due to timing of invoice payments.

Derivative liability decreased by $2,646,269, as the Company issued 225,371 shares on February 4, 2020 to Solarvest to settle the derivative liability. The fair value of the shares issued was $1,802,968 resulting in recognition of a gain of $843,301 on settlement of the derivative liability.

Warrants liability increased by $3,477,581, due to warrants issued as part of financing in August 2020. The Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollars which is not the functional currency of the Company resulting in variability in exercise price. Accordingly, these warrants are treated as a derivative financial liability measured at fair value through profit or loss. As at the date of issuance the fair value of the warrant was determined to be $4,371,830 using the Black-Scholes option pricing model. The fair value of the warrants liability as at September 30, 2020 was $3,477,581 resulting in gain on change in fair value of $894,249 for the three and nine months ended September 30, 2020.

The Company recognized a legal liability of $5,500,000 related to the Class Action claim. Subsequent to September 30, 2020, the Company entered into a definitive settlement agreement, subject to court certification and other customary conditions. The Company entered into the settlement agreement in order to avoid the expense, burden and inconvenience associated with the continuance of the Settled Action. In entering into the Settlement Agreement, the Company made no admissions of liability whatsoever.

The Company recognized notes payable of $2,084,590 from the acquisition of Prismic on June 29, 2019, made up of convertible notes and short-term notes. The notes and short-term notes are due to former board members of Prismic. The notes carry an annual interest rate of 20% and the short-term notes carry an annual interest rate of 10%. During the nine months ended September 30, 2020, the Company settled $188,266 ($130,000 USD) of convertible notes for 63,174 Class B Common Shares and $586,972 ($438,170 USD) of convertible and short-term notes for cash consideration. Notes are denominated in USD and fluctuate due to changes in foreign exchange rates.

Non-current liabilities

Non-current portion of lease liability represents the Company’s obligations under an office lease. The lease matures on December 31, 2023.

Shareholders’ equity

Shareholder’s equity decreased by $5,660,317 due to comprehensive loss of $36,450,247 for the nine months ended September 30, 2020 offset by $29,068,989 related to issuance of shares and share-based payments, $529,289 related foreign exchange transaction reserve for Prismic.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A has been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development program centered on the lead asset, micro-palmitoylethanolamide. The discontinued operations of the Company are in the process of being sold to fund the continuing operations. Refer to the Subsequent Events paragraph below.

As at September 30, 2020 the Company had cash of $18,660,730 representing an increase of $10,727,993 from December 31, 2019.This increase is primarily due to $8,658,948 of cash provided by investing activities and $21,156,854 of cash provided by financing activities, offset by $19,087,809 of cash used in operating activities.

Cash flows

	Nine months ended September 30,
	2020		2019
	$		$
Cash
Net cash provided by (used in):
Cash used in continuing operating activities		(18,383,235)		(6,897,923)
Cash used in discontinued operating activities		(704,574)		(7,349,678)
Cash used in operating activities		(19,087,809)		(14,247,601)

Cash provided by continuing investing activities		8,610,275		2,329
Cash used in discontinued investing activities		48,673		(331,970)
Cash provided by (used in) investing activities		8,658,948		(329,641)

Cash provided by continuing financing activities		21,156,854		694,008

Net (decrease) increase in cash during the period		10,727,993		(13,883,234)

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the nine months ended September 30, 2020 were $18,383,235 compared to cash flows used in continuing operating activities of $6,897,923 for the nine months ended September 30, 2019. The increase in cash used for continuing operations is primarily related increased activity for BioSciences operations. Cash flows used in discontinued operating activities for the nine months ended September 30, 2020 were $704,574 compared to cash flows used in discontinued operating activities of $7,349,678 for the nine months ended September 30, 2019.

Cash Flows Provided by (Used in) Investing Activities

Cash flows provided by continuing investing activities for the nine months ended September 30, 2020 were $8,610,275 compared to cash flows of $2,329 provided by continuing investing activities for the nine months ended September 30, 2019. The change is due to proceeds from sale of investments of $8,610,275 for the nine months ended September 30, 2020. Cash flows provided by discontinued investing activities was $48,673 for the nine months ended September 30, 2020 compared to cash flows used in discontinued investing activities of $331,970 for the nine months ended September 30, 2019. The difference is due to sale of equipment of $48,673 for the nine months ended September 30, 2020, compared to the purchase of equipment of $331,970 for the nine months ended September 30, 2019.

Cash Flows Provided by Financing Activities

Cash flow provided by financing activities for the nine months ended September 30, 2020 were $21,156,854 compared to cash flows of $649,008 provided by financing activities for the nine months ended September 30, 2019. The increase is primarily due to proceeds of $21,906,270 from issuance of shares and proceeds from exercise of stock options of $79,155 offset by repayment of notes payable of $789,748 during the nine months ended September 30, 2020 compared to proceeds of $736,163 from the exercise of stock options and warrants during the nine months ended September 30, 2019.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with to key management and directors comprised the following:

•
The Company paid expenses of $1,341,972 to a company owned by the CEO for the nine months ended September 30, 2020, included in the consolidated statement of loss and comprehensive loss under various expense line categories. As at September 30, 2020, the CEO has repaid a related party loan of $472,920 for withholding taxes paid by the Company on behalf of the CEO in relation to the Class B common shares issue during the nine months ended September 30, 2020.

•
As at September 30, 2020, the President of FSD BioSciences Division has repaid a related party loan of $29,079 for withholding taxes paid by the Company on behalf of the President of FSD BioSciences Division in relation to the Class B common shares issued during the nine months ended September 30, 2020.

•
The Company pays independent directors $40,000 per annum, with the Chairman of each respective committee receiving an additional $10,000 per annum. Directors compensation for the nine months ended September 30, 2020 was $244,378 (2019 – $95,000) which included $234,378 recognized as share-based compensation. As of March 31, 2020, directors have received their compensation for the 2020 fiscal year in advance, through the issuance of Class B shares.

•
For the nine months ended September 30, 2020, the Company issued 1,676,066 shares to key management and directors in the form of a compensation bonus for past services provided. The fair value of shares issued to key management and directors is $6,117,641 and is included in share-based payments and bonuses below.

Key management personnel compensation during the three and nine months ended September 30, 2020 and 2019 is comprised of:

	For the three months ended September 30,				For the nine months ended September 30,
	2020		2019		2020		2019
	$		$		$		$
Salaries, benefits, bonuses and consulting fees		981,750		1,007,500		2,800,516		2,326,943
Share-based payments and bonuses		6,196,850		7,573,250		9,293,864		10,510,589
Total		7,178,600		8,580,750		12,094,380		12,837,532

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material, outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. Our trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to carry the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

•	Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from US dollar denominated notes payable.

•	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at September 30, 2020 as there are no material long-term borrowings outstanding.

•	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at September 30, 2020.

Fair values

The carrying values of cash, trade and other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated interim statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

•
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Investments note. During the three months and nine months ended September 30, 2020, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to the audited consolidated financial statements for December 31, 2019 for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in the financial statements and this MD&A have been adjusted retrospectively to reflect the reverse share split.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	19,161,620
Share options	1,693,063
Warrants	6,765,896

Subsequent events

In October 2020, the Company issued 4,318,179 Class B Common Shares and 3,454,543 warrants to purchase Class B Shares for total cash proceeds of approximately $9.5 million USD. Each warrant is exercisable to purchase one Class B Common Share of the Company at an exercise price of $2.60 USD per share and expire five years from the date of issuance.

FV Pharma has entered into a conditional agreement for the sale of FV Pharma’s underlying real estate, including the facility located in Cobourg, subject to the completion of due diligence by the prospective purchaser and other customary closing conditions.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.

In addition, the Chief Executive Officer and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s ICFR uses the framework and criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.
A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.